PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

April 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Mr. Christian Windsor

Special Counsel

Office of Financial Services

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2015

Filed July 27, 2015

File No. 000-54189

Dear Mr. Windsor:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated March 31, 2016. We appreciate the Commission staff’s review of and comment to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (the “2015 Form 20-F”).

Set forth below are the Commission staff’s comment together with the Registrant’s response to the comment.

The Commission Staff’s Comment:

Note 26—Commitments and Contingent Liabilities—Litigation, page F-128

Please explain to us how your disclosure of legal proceedings on page 165 and your risk factor related to legal proceedings on page 12 reflect the investigations related to your involvement in setting interbank benchmark rates and putative class actions in the United States. Based on the guidance in ASC 450-20-50, for those particular loss contingencies with at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please revise future filings to disclose the nature of the contingency and:

•	the amount or range of reasonably possible losses in excess of amounts accrued,

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•	that reasonably possible losses cannot be estimated, or

•	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please:

•	explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure, and

•	for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. We believe an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, you may provide your disclosures on an aggregated basis.

The Registrant’s Response:

The Registrant has explained to us that management, with the assistance of its accounting and legal staff as well as outside counsel involved in each of its legal proceedings, evaluates all loss contingencies on its legal proceedings on a quarterly basis in accordance with ASC 450-20. The Registrant establishes accruals for a particular legal proceeding or other contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss may have been incurred, the Registrant makes the required disclosure. If the likelihood of a loss is remote, the Registrant does not provide any accrual or disclosure.

The disclosure provided in the Registrant’s 2015 Form 20-F reflects management’s determination that the likelihood of a material loss was remote with respect to the Registrant’s involvement in government agency investigations in a number of jurisdictions and litigation in the United States relating to past submissions made by panel members, including the Registrant, to organizations that set various interbank benchmark rates. The disclosure also reflects the Registrant’s conclusion that there was no reasonably possible loss contingency that was material to the result of its operations or cash flows. In making this determination, management considered various factors which were available to, and deemed relevant by, management at the time.

The primary factors management considers in assessing the likelihood of a loss with respect to government agency investigations include the status of the investigations, the results of internal fact-finding, and the interactions with the investigating agencies. At the time of the preparation of the Registrant’s financial statements as of and for the fiscal year ended March 31, 2015, there had been no significant developments in the investigations other than requests for information and responses to such requests. The Registrant had also cooperated with the inquiries, and no issues had been identified that were expected to result in an enforcement action relating to the Registrant’s past submissions to organizations that set various interbank benchmark rates.

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The primary factors management considers in assessing the likelihood of a loss with respect to litigation matters include the status of the cases as well as the nature of the plaintiffs’ claims and the strength of the defenses available to the Registrant based on its understanding of the relevant facts, legal theories and judicial precedents. At the time of the preparation of the Registrant’s financial statements as of and for the fiscal year ended March 31, 2015, none of the cases had progressed to trial. The parties had filed and were arguing pre-trial motions in these cases, except for one where discovery had begun. Management expected that the Registrant would be dismissed from a significant number of these cases for lack of personal jurisdiction. Management also concluded that the plaintiffs would ultimately be unable to prove all of the elements of their claims.

For the foregoing reasons, for purposes of the Registrant’s consolidated financial statements included in the 2015 Form 20-F, the Registrant concluded that the likelihood of a material loss was remote in accordance with ASC 450-20-50 and that there was no reasonably possible loss contingency that was material to the result of its operations or cash flows. The Registrant will continue to review the status of the matters, and if its assessment of the likelihood of a loss in connection with the government agency investigations or the litigation changes, update its financial statement disclosure as necessary in future filings. In addition, if the Registrant reaches a similar conclusion for its future filings with respect to its then-pending litigation matters, the Registrant undertakes to provide a confirmation in its consolidated financial statements that the amount of loss that is reasonably possible from the litigation matters is not material to the Registrant.

In Item 3.D of the 2015 Form 20-F, the Registrant aimed at providing disclosures that would include the most significant factors that make the offering speculative or risky. In preparing its risk factor disclosure, the Registrant considered an outcome that was not reasonably possible at the time but that would potentially increase the risk of an investment in the Registrant either due to a material financial loss or reputational damage. Accordingly, the Registrant discussed the investigations and the litigation in its risk factors in an effort to provide information helpful to investors about potential risks of investing in the Registrant. This investment risk would materialize in case of an unlikely adverse outcome from these matters and proceedings which would result in significant adverse consequences not only from a financial perspective but also from reputational and operational perspectives. In deciding to make these disclosures, the Registrant also considered the wide media coverage of legal proceedings relating to interbank benchmark rates among peer global financial institutions.

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Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Mr. John Nolan
Mr. Michael Volley
Ms. Alexandra M. Ledbetter
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.